LOCKHEED MARTIN CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31, 2003

(In millions, except ratio)

Exhibit 12

December 31, 2003
EARNINGS:
Earnings from continuing operations before income taxes	$1,532
Interest expense	487
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(50)
Portion of rents representative of an interest factor	49
Amortization of debt premium and discount, net	—

Adjusted earnings from continuing operations before income taxes	$2,018

FIXED CHARGES:
Interest expense	$487
Portion of rents representative of an interest factor	49
Amortization of debt premium and discount, net	—
Capitalized interest	—

Total fixed charges	$536

RATIO OF EARNINGS TO FIXED CHARGES:	3.8